EXHIBIT 21.1

FINJAN HOLDINGS, INC.

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2014

Name of Entity	State of Incorporation
I. Finjan Holdings, Inc.	Delaware
A. Finjan, Inc.	Delaware